 Exhibit 99.1

Arqit and Centricus Announce Closing of Business Combination

Trading on Nasdaq to commence on September 7, 2021 under the ticker “ARQQ”

NEW YORK / LONDON (September 3, 2021) – Arqit Quantum Inc. (“Arqit”), a leader in quantum encryption technology, today announced the completion of its business combination with Centricus Acquisition Corp. (“Centricus”), a special purpose acquisition company. The business combination was approved at the extraordinary general meeting of Centricus’ shareholders on August 31, 2021 and closed today, September 3, 2021.

The combined company will retain the name Arqit Quantum Inc. Beginning on September 7, 2021, Arqit’s ordinary shares and warrants will trade on Nasdaq under the ticker symbols “ARQQ” and “ARQQW”, respectively.

David Williams, Arqit Founder and Chief Executive Officer, stated: “Arqit has an important task ahead to protect the data of our government, enterprises and customers. We are certain that we invented the most important cyber security technology of the era. Our QuantumCloud™ software, already launched this month to the first 20 customers, will run very efficiently and fast on virtually any device, creating keys which are zero trust and secure against all computational attacks. When we upgrade the system in two years’ time with the launch of quantum satellites, the entire system also becomes fully quantum safe. It is overwhelmingly evident that the world needs stronger, simpler encryption. The completion of this transaction will enable Arqit now to fulfil its mission.  We have raised cash equal to approximately twice of the funding requirement of the business, so our destiny is in our own hands.  The board of Arqit Quantum Inc. expresses its thanks for the support of its new investors and the team at Centricus and the adviser group who have executed this transition with great care and effectiveness.”

“We are incredibly excited to complete our business combination with Arqit. As a public company, Arqit will now have the platform to fully execute against its vision, further accelerate its commercial programs and establish itself as a leader in the encryption space. I look forward to continuing to support the company as a member of the board and helping to make Arqit’s vision of ensuring a safer environment for businesses and people a reality,” said Garth Ritchie, Chief Executive Officer and Director of Centricus.

Arqit’s Founder and Chief Executive Officer, David Williams, will continue to lead the company.

Deutsche Bank served as financial advisor and capital markets advisor to Arqit and as a placement agent on the PIPE offering. J.P. Morgan served as financial advisor to Centricus in connection with the business combination and as a placement agent on the PIPE offering. White & Case LLP served as legal advisor to Arqit. Latham & Watkins LLP served as legal advisor to Centricus. Sidley Austin LLP served as legal advisor to the placement agents.

About Arqit:

Arqit supplies a unique quantum encryption Platform-as-a-Service which makes the communications links of any networked device secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent of less than 200 lines of code, which can create keys in partnership with any other device. The keys are computationally secure, don’t exist until the moment they are needed and can never be known by a third party. QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device.

Media relations enquiries:

Arqit: Julie Moon T: +44 7825 503 950 E: Julie.moon@arqit.uk

SEC Newgate: arqit@secnewgate.co.uk

Investor relations enquiries:

Gateway: arqit@gatewayir.com

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) risks that the business combination disrupts Arqit’s current plans and operations, (ii) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (iii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iv) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors, changes in laws and regulations affecting Arqit’s business and changes in the combined capital structure, (v) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (vi) the potential inability of Arqit to convert its pipeline or orders in backlog into revenue, (vii) the potential inability of Arqit to successfully deliver its operational technology which is still in development, (viii) the risk of interruption or failure of Arqit’s information technology and communications system and (ix) the enforceability of Arqit’s intellectual property.